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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Gaisha IR Japan

(Name of Subject Company)

IR Japan, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

IR Japan, Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))

Yoshiki Hamasaki

Aoyama Building, 11th floor

2-3, Kita-Aoyama 1-chome, Minato-ku, Tokyo 107-0061 Japan

Phone: +81-3-3796-1120

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 12, 2013

(Date Tender Offer/Rights Offering Commenced)

*	An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.

SEC 2560 (12-08)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached as exhibits to this Form CB:

Exhibit No.

99.1	English translation of the press release titled “Notice Concerning the Commitment-type Rights Offering (Allotment of Listing-type Stock Acquisition Rights without Contribution)” dated April 12, 2013.*

99.2	English translation of the press release titled “Q&A Concerning the Commitment-type Rights Offering (Allotment of Listing-type Stock Acquisition Rights without Contribution)” dated April 12, 2013.*

99.3	English translation of the public notice in the Nikkei newspaper titled “Notice Concerning the Commitment-type Rights Offering (Allotment of Listed Stock Acquisition Rights without Contribution)” dated April 13, 2013.*

99.7	English translation of the press release titled “Notice Concerning the Listing Date of Stock Acquisition Rights No. 1 of IR Japan, Inc. Issued Through a Commitment-type Rights Offering”, dated April 16, 2013.*

99.8	Notice Concerning the Commitment-type Rights Offering (Allotment of Listing-type Stock Acquisition Rights without Contribution), dated April 30, 2013.*

99.9	Notice of Allotment of IR Japan, Inc. Stock Acquisition Rights No. 1 without Contribution, dated April 30, 2013.*

99.10	Stock Acquisition Rights Exercise/Cancel Request Form.*

99.11	English translation of the press release titled “Notice Concerning the Status of Exercise of IR Japan, Inc.’s Stock Acquisition Rights No. 1 by its Largest Shareholder” dated May 17, 2013.*

99.12	English translation of the press release titled “Notice Concerning the Status of Exercise of IR Japan, Inc.’s Stock Acquisition Rights No. 1 (As of May 20, 2013)” dated May 22, 2013.

*	Previously submitted.

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included in the documents attached as exhibits hereto.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	The following documents are attached as exhibits to this Form CB:

Exhibit No.

99.4	English translation of the Securities Registration Statement, dated April 12, 2013.*

*	Previously submitted.

(2)	The following documents have been incorporated into the home jurisdiction documents and furnished to the Commission:

Exhibit No.

99.5	Securities Report for the year ended March 31, 2012 (original Japanese document).**

99.6	Quarterly Securities Report for the nine months ended December 31, 2012 (original Japanese document).**

**	Previously furnished to the Commission in original Japanese form with Form SE.

(3)	Not applicable.

PART III–CONSENT TO SERVICE OF PROCESS

(1)	IR Japan, Inc. filed with the Commission a written irrevocable consent and power of attorney on Form F-X on April 15, 2013.

(2)	Not applicable.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ SHIROU TERASHITA
(Signature)

Shirou Terashita, President and Chief Executive Officer IR Japan, Inc.
(Name and Title)

May 23, 2013
(Date)

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